# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Passage Bio, Inc., CIK 0001787297
CUSIP: 702712209
Title of class of securities: Common Stock, $0.0001 Par Value Per Share
Address of issuer's principal executive offices: One Commerce Square 2005 Market Street, 39th Floor, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 06/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001957912

## Reporting persons
- Baselake Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 235,058; sole dispositive power 0; shared dispositive power 235,058; aggregate amount beneficially owned 235,058 (7.3% of the class)
  Comment: Please see note in Item 4(a)
- Baselake Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 235,058; sole dispositive power 0; shared dispositive power 235,058; aggregate amount beneficially owned 235,058 (7.3% of the class)
  Comment: Please see note in Item 4(a)
- David Paolella: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 235,058; sole dispositive power 0; shared dispositive power 235,058; aggregate amount beneficially owned 235,058 (7.3% of the class)
  Comment: Please see note in Item 4(a)

## Item 1. Issuer
Name of issuer: Passage Bio, Inc.
Address of issuer's principal executive offices:
One Commerce Square 2005 Market Street, 39th Floor
Philadelphia, Pennsylvania 19103

## Item 2. Person Filing
Name of person filing:
Baselake Partners, LP*
Baselake Management, LLC*
David Paolella*
Address of principal business office or, if none, residence: 3155 W. Big Beaver Road, Suite 207, Troy, Michigan 48084
Citizenship:
Baselake Partners, LP - Delaware
Baselake Management, LLC - Delaware
David Paolella - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Baselake Partners, LP - 235,058*
Baselake Management, LLC - 235,058*
David Paolella - 235,058*

The Common Stock (the "Shares") of Passage Bio, Inc. (the "Issuer") reported as of the filing date are held by Baselake Partners, LP (the "Fund"). Baselake Management, LLC serves as the investment manager to the Fund (the "Investment Manager"). David Paolella serves as the managing member of the Investment Manager (the "Managing Member," and collectively with the Fund and the Investment Manager, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Fund. The percentages reported herein are calculated based upon a statement in the Issuer's 10-Q, indicating that there are 3,207,810 Shares issued and outstanding as of May 7, 2026. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Persons pecuniary interest therein.
Percent of class:
Baselake Partners, LP - 7.3%*
Baselake Management, LLC - 7.3%*
David Paolella - 7.3%*
Sole power to vote or to direct the vote:
Baselake Partners, LP - 0
Baselake Management, LLC - 0
David Paolella - 0
Shared power to vote or to direct the vote:
Baselake Partners, LP - 235,058*
Baselake Management, LLC - 235,058*
David Paolella - 235,058*
Sole power to dispose or to direct the disposition:
Baselake Partners, LP - 0
Baselake Management, LLC - 0
David Paolella - 0
Shared power to dispose or to direct the disposition:
Baselake Partners, LP - 235,058*
Baselake Management, LLC - 235,058*
David Paolella - 235,058*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- Baselake Partners, LP: /s/ David Paolella, David Paolella, Managing Member of Baselake Management, LLC, its investment manager (06/25/2026)
- Baselake Management, LLC: /s/ David Paolella, David Paolella, Managing Member (06/25/2026)
- David Paolella: /s/ David Paolella, Individually (06/25/2026)